November 9, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant
          Division of Corporate Finance

Re:  Acorda Therapeutics, Inc.
       Form 10-K for the fiscal year ended December 31, 2009
       File No. 000-50513

Dear Mr. Rosenberg:

Acorda Therapeutics, Inc. (“we” or the “Company”) is submitting this letter in response to oral comments of the staff (the “Staff”) of the Securities and Exchange Commission received by teleconference with Sasha Parikh on October 26, 2010.  That teleconference was held to discuss the Company’s letter dated August 27, 2010, submitted in response to the Staff’s comment letter dated August 4, 2010, relating to the Company’s 10-K for the fiscal year ended December 31, 2009, and certain of our other reports.

Our understanding of the additional Staff comments, as described to us in the teleconference, is summarized below in italics.  The Company’s response follows below that.

Additional Staff Comments:

We acknowledge your response to our comment 9 and we repeat our comment in part.  It appears that the Collaboration and Supply Agreements with Biogen Idec has the following deliverables.

1.	Collaboration Agreement to develop and commercialize licensed product in all countries outside the U.S.

2.	Regulatory and sales milestones.

3.	Royalties.

4.	Exclusive supply agreement.

5.	Committee to coordinate activities with respect to the development, supply and commercialization of the licensed product with the three parties.

You indicate that certain of the company’s continued activities under the collaboration agreement are treated as a single unit of accounting for revenue recognition purposes.  Please clarify in your disclosure your revenue recognition policy for each of the deliverables under these agreements in accordance with ASC 605-25 multiple element arrangements.

Response:

We acknowledge the Staff’s comments and to clarify our response to your question 9 in your letter dated August 4, 2010, and in addition to the information previously supplied in our letter dated August 27, 2010, specific supplemental analysis and application of our revenue recognition policy under ASC 605-25 is described below.

We consider a “deliverable” as a performance obligation imposed on Acorda based on the legal terms of the contractual arrangement.  We believe the only deliverables that should be accounted for at the onset of the arrangement in accordance with ASC 605-25 are the license, the collaboration agreement to develop and commercialize Ampyra and the supply agreement.  The royalties and milestone payments themselves do not represent deliverables as they are simply contingent payments the Company may receive in the future upon the occurrence of certain events. Further, our committee participation under the arrangement is a right and not an obligation as that is expressly stated in the Collaboration Agreement. Additionally, our failure to participate in any committee structure does not result in penalties being imposed on us or Biogen Idec receiving any refund of the $110 million up-front payment, nor will non-participation affect the continuation of development and marketing of the drug.  However, we expect to participate in the joint steering committee and other committees during the regulatory exclusivity period and we are likely to share information throughout the regulatory exclusivity period.

    We do not believe the supply agreement with Biogen Idec is a significant obligation at the onset of the arrangement. We note that in the event Biogen Idec receives regulatory approval for the licensed product outside the U.S., under the supply agreement Biogen Idec effectively steps into Acorda’s shoes and will be required to pay the same contract value owed to Elan.  That is, in the event of ex-US product approval, Biogen Idec will pay the same price for the product that Acorda would have paid if it had not sub-licensed the product. Acorda is effectively a middleman and there is no additional economic value to Acorda nor will Acorda add any value to the manufacture and supply of the product.  Acorda is not in the contract manufacturing business and has no rights or capabilities to manufacture Ampyra.

    We have determined that the identified deliverables would have no value on a standalone basis if they were sold separately by a vendor and the customer could not resell the delivered item(s) on a standalone basis nor does the Company have objective and reliable evidence of fair value for the deliverables.  Therefore, in accordance with 605-25, we combined the deliverables into a single unit of accounting. [As discussed in our previously submitted letter, we are recognizing the upfront payment received relating to this unit of accounting over the expected benefit period.]

In response to the Staff’s comment, we have expanded our disclosure in our Form 10-Q for the quarter ended September 30, 2010 by adding the following underlined language and deleting the following striked language and will include disclosure similar in scope in future filings, where applicable:

   Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

Revenue Recognition

Milestones and royalties

Revenue from milestones is recognized when earned, as evidenced by written acknowledgement from the other party to a contract, provided that (i) the milestone event is substantive, its achievability was not reasonably assured at the inception of the agreement, and the Company has no further performance obligations relating to that event, and (ii) collectability is reasonably assured. If these criteria are not met, the milestone payment is recognized over the remaining period of our performance obligations under the arrangement. Royalties are recognized as earned in accordance with the terms of various research and collaboration agreements.

(8) Biogen Collaboration Agreement

On June 30, 2009, the Company entered into an exclusive collaboration and license agreement with Biogen Idec International GmbH (Biogen Idec) to develop and commercialize Ampyra (known as fampridine outside the U.S.) in markets outside the United States (the “Collaboration Agreement”). Under the Collaboration Agreement, Biogen Idec was granted the exclusive right to commercialize Ampyra and other products containing aminopyridines developed under that agreement in all countries outside of the United States, which grant includes a sublicense of the Company’s rights under an existing license agreement between the Company and Elan Pharma International Limited, a subsidiary of Elan Corporation plc (Elan). Biogen Idec will have responsibility for regulatory activities and future clinical development of Ampyra in ex-U.S. markets worldwide. The Company also entered into a related supply agreement with Biogen Idec (the “Supply Agreement”), pursuant to which the Company will supply Biogen Idec with its requirements for the licensed products through the Company’s existing supply agreement with Elan.

Under the Collaboration Agreement, the Company was entitled to an upfront payment of $110.0 million as of June 30, 2009, which was received on July 1, 2009, and will be entitled to receive additional payments of up to approximately $400 million based on the successful achievement of future regulatory and sales milestones. Due to the uncertainty surrounding the achievement of the future regulatory and sales milestones, these payments will not be recognized as revenue unless and until they are earned. The Company is not able to reasonably predict if and when the milestones will be achieved. Under the Collaboration Agreement, Biogen Idec will be required to make double-digit tiered royalty payments to the Company on ex-U.S. sales. In addition, the consideration that Biogen Idec will pay for licensed products under the Supply Agreement will reflect the price owed to the Company’s suppliers under its supply arrangements with Elan or other suppliers for ex-U.S. sales, including manufacturing costs and royalties owed. The Company and Biogen Idec may also carry out future joint development activities regarding licensed product under a cost-sharing arrangement. Under the terms of the Collaboration Agreement, the Company, in part through its participation in joint committees with Biogen Idec, will participate in overseeing the development and commercialization of Ampyra and other licensed products in markets outside the United States pursuant to that agreement. Acorda will continue to develop and commercialize Ampyra independently in the United States.

 As of June 30, 2009, the Company recorded a license receivable and deferred revenue of $110.0 million for the upfront payment due to the Company from Biogen Idec under the Collaboration Agreement. Also, as a result of such payment to Acorda, a payment of $7.7 million became payable by Acorda to Elan and was recorded as a cost of license payable and deferred expense. The payment of $110.0 million was received from Biogen Idec on July 1, 2009 and the payment of $7.7 million was made to Elan on July 7, 2009. ~~The granting of the sublicense to Biogen Idec and the Company’s continued activities under the Collaboration Agreement are treated as a single unit of accounting for revenue recognition purposes.~~

The Company considered the following deliverables with respect to the revenue recognition of the $110.0 million upfront payment:  (1) the license to use the Company’s technology, (2) the Collaboration Agreement to develop and commercialize licensed product in all countries outside the U.S., and (3) the supply agreement. The Company has determined that the identified deliverables would have no value on a standalone basis if they were sold separately by a vendor and the customer could not resell the delivered items on a standalone basis, nor does the Company have objective and reliable evidence of fair value for the deliverables. Accordingly, the deliverables are treated as one unit of accounting.  As a result, the Company will recognize the non-refundable upfront payment from Biogen Idec as revenue and the associated payment to Elan as expense ratably over the estimated term of regulatory exclusivity for the licensed products under the Collaboration Agreement as we had determined this was the most probable expected benefit period. The Company recognized $7.1 million in license revenue, a portion of the $110.0 million received from Biogen Idec and $495,000 in cost of license revenue, a portion of the $7.7 million paid to Elan during the nine-month period ended September 30, 2010. The Company currently estimates the recognition period to be approximately 12 years from the date of the Collaboration Agreement.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings. We also acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would very much appreciate the Staff’s prompt review of this amendment. Should you have any follow-up questions, please call me at 914-347-4300, extension 119.

                               Sincerely,

                               /s/David Lawrence
                               David Lawrence
                               Chief Financial Officer